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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                  TRINSIC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 15, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 988792107                SCHEDULE 13D             Page  2 of 13 Pages
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1    NAME OF REPORTING PERSON

     THE 1818 FUND III, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
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14   TYPE OF REPORTING PERSON

     PN
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

CUSIP No. 988792107                SCHEDULE 13D             Page  3 of 13 Pages
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1    NAME OF REPORTING PERSON

     BROWN BROTHERS HARRIMAN & CO.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
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14   TYPE OF REPORTING PERSON

     PN
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

CUSIP No. 988792107                SCHEDULE 13D             Page  4 of 13 Pages
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1    NAME OF REPORTING PERSON

     T. MICHAEL LONG
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
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14   TYPE OF REPORTING PERSON

     IN
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

CUSIP No. 988792107                SCHEDULE 13D             Page  5 of 13 Pages
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1    NAME OF REPORTING PERSON

     LAWRENCE C. TUCKER
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          19,603
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          19,603
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,013,549 See Item 5.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D             Page  6 of 13 Pages
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EXPLANATORY NOTE

           This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on November 20, 2000 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on August 9, 2001 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on August 26, 2004 ("Amendment No. 3"), and Amendment No. 4 to Schedule 13D filed on December 3, 2004 ("Amendment No. 4") relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Trinsic, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

Item 1.    SECURITY AND ISSUER.

           No Change.


Item 2.    IDENTITY AND BACKGROUND.

           Item 2 is hereby amended by deleting the third, fourth and fifth paragraphs thereof in their entirety and replacing them with the following:

           The address of the principal business and principal offices of the Fund and BBH&Co. is 140 Broadway, New York, New York 10005.

           The business address of each of Long and Tucker is 140 Broadway, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

           The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

CUSIP No. 988792107                SCHEDULE 13D             Page  7 of 13 Pages
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Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby amended and supplemented by the addition of the following:

           Pursuant to an Exchange and Purchase Agreement, dated as of July 15, 2005 (the "Exchange and Purchase Agreement"), by and among the Company, the Fund and the other parties signatory thereto, on July 15, 2005 the Company issued, and the Fund acquired from the Company, 24,084.769 shares of 12.5% Convertible Preferred Stock, Series H, par value $.01 per share (the "Series H Preferred Stock") as described therein. Pursuant to the Exchange and Purchase Agreement, the Fund received the Series H Preferred Stock in exchange for (i) cancellation of the Note, including principal amount and a premium and accrued interest equal to an aggregate amount of $21,584,768.69, and (ii) a cash payment of $2.5 million.

           Copies of the Exchange and Purchase Agreement and the Certificate of Designation of the Series H Preferred Stock are attached hereto as Exhibits 1 and 2 to this Amendment No. 5, respectively, and are hereby incorporated by reference.

           No funds were used by the Fund to effect the exchange of the Note for shares of Series H Preferred Stock. The consideration paid by the Fund included $2.5 million in cash at closing which was or will be obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.


Item 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and supplemented by the addition of the following:

           Pursuant to the Exchange and Purchase Agreement, the Fund exchanged the Note and $2.5 million in consideration for the issuance of the shares of Series H Preferred Stock.

CUSIP No. 988792107                SCHEDULE 13D             Page  8 of 13 Pages
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Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and supplemented by the addition of the following:

           Pursuant to the Exchange and Purchase Agreement, the Fund received, in exchange for the Note and a payment of $2.5 million, 24,084.769 shares of Series H Preferred Stock initially convertible as of September 30, 2005 into 61,755,818 shares of Common Stock (subject to adjustment as described in the Certificate of Designation for the Series H Preferred Stock).

           As of the date hereof, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 55,790,602 shares of Common Stock outstanding (as of July 15, 2005, as represented and warranted by the Company in the Exchange and Purchase Agreement), not including for purposes of this calculation the Common Stock issuable upon the conversion of the shares of Series H Preferred Stock as such shares are not convertible within sixty days of the date hereof, the number of shares of Common Stock the Fund, BBH, Long and Tucker are deemed to own and the percent of the outstanding shares of Common Stock are as follows:

                                SHARES                     PERCENTAGE
                              ----------                   ----------
Fund                          26,993,946                      48.4%
BBH                           26,993,946                      48.4%
Long                          26,993,946                      48.4%
Tucker                        27,013,549                      48.4%


           As of the date hereof, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 55,790,602 shares of Common Stock outstanding (as of July 15, 2005, as represented and warranted by the Company in the Exchange and Purchase Agreement), including for purposes of this calculation only the Common Stock issuable upon the conversion of the shares of Series H Preferred Stock, the number of shares of Common Stock the Fund, BBH, Long and Tucker would be deemed to own and the percent of the outstanding shares of Common Stock are as follows:

CUSIP No. 988792107                SCHEDULE 13D             Page  9 of 13 Pages
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                                Shares                     Percentage
                              ----------                   ----------
Fund                          88,749,764                      75.5%
BBH                           88,749,764                      75.5%
Long                          88,749,764                      75.5%
Tucker                        88,769,367                      75.5%


           Pursuant to the terms of the Certificate of Designation of the Series H Preferred Stock, upon the occurrence of certain specified events, the Fund may acquire the right to receive additional shares of Common Stock upon conversion of the Series H Preferred Stock at a conversion price determined in accordance with the terms of the adjustment provisions of the Certificate of Designation of the Series H Preferred Stock. In addition, pursuant to the terms of the Exchange and Purchase Agreement, if the Company consummates a Rights Offering (as defined therein) for a Subscription Price (as defined therein) below the conversion price of the Series H Preferred Stock, the Fund may acquire additional shares of Common Stock at a purchase price equal to the par value per share. Such events will result in the Fund becoming beneficial owner of additional shares of Common Stock.

           The Series H Preferred Stock, if not converted prior to January 1, 2006, will begin to accrue dividends at the rate of 12.5% per annum. Such dividends accrue quarterly and are convertible into Common Stock by the holders of the Series H Preferred Stock at the conversion price of such shares in effect on the date of conversion.

CUSIP No. 988792107                SCHEDULE 13D             Page 10 of 13 Pages
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Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO THE COMMON STOCK OF THE ISSUER.

           Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

           The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public any shares of Common Stock held by the Fund, including without limitation, the shares of Common Stock issuable upon the conversion of Series H Preferred Stock held by the Fund.

           Except as described elsewhere in this Statement and as set forth in the Exchange and Purchase Agreement, a copy of which is attached hereto as
Exhibit 1 to this Amendment No. 5, and incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Exchange and Purchase Agreement, dated as of July 15, 2004, by among the Company, The 1818 Fund III, L.P. and the other parties signatory thereto.

           2.    Certificate of Designation for the Series H Preferred Stock.

CUSIP No. 988792107                SCHEDULE 13D             Page 11 of 13 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    July 18, 2005

                                         THE 1818 FUND III, L.P.

                                         By: Brown Brothers Harriman & Co.,
                                             General Partner


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner



                                         BROWN BROTHERS HARRIMAN & CO.


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner


                                         /s/ T. Michael Long
                                         ------------------------------------
                                                    T. Michael Long


                                         /s/ Lawrence C. Tucker
                                         ------------------------------------
                                                    Lawrence C. Tucker

CUSIP No. 988792107                SCHEDULE 13D             Page 12 of 13 Pages
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                                                                      Schedule I


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           PARTNERS                                     OFFICE
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J. William Anderson                Brown Brothers Harriman & Co.
                                   525 Washington
                                   Blvd. Jersey City, NJ 07310
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Glenn E. Baker

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Peter B. Bartlett

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Thomas E. Berk                     Brown Brothers Harriman & Co.
                                   525 Washington Blvd.
                                   Jersey City, NJ  07310
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Brian A. Berris

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Taylor S. Bodman                   Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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John J. Borland                    Brown Brothers Harriman & Co.
                                   125 S. Wacker Drive
                                   Suite 2150
                                   Chicago, IL  60606
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Timothy J. Connelly                Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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Douglas A. Donahure, Jr.           Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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Anthony T. Enders

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Alexander T. Ercklentz

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Dario Galindo

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John A. Gehret

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Elbridge T. Gerry, Jr.

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Robert R. Gould                    Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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Kyosuke Hashimoto                  BBH Investment Services (Japan) Inc.
                                   31-19 Shiba 2-Chome
                                   Banzai Building 5th Floor
                                   Tokyo, Japan 105-0014
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Ronald J. Hill

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Landon Hilliard

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Charles O. Izard                   Brown Brothers Harriman & Co.
                                   227 West Trade Street
                                   Suite 2100
                                   Charlotte, NC  28202
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Radford W. Klotz

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Susan C. Livingston                Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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

CUSIP No. 988792107                SCHEDULE 13D             Page 13 of 13 Pages
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T. Michael Long

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Hampton S. Lynch, Jr.

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Michael W. McConnell

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John P. Molner

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William H. Morre III

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Donald B. Murphy

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Yukinori Nagahisa                  BBH Investment Services (Japan) Inc.
                                   31-19 Shiba 2-Chome
                                   Banzai Building 5th Floor
                                   Tokyo, Japan 105-0014
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John A. Nielsen

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Eugene C. Rainis

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A. Heaton Robertson                Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA 02109
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Jeffrey A. Schoenfeld

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W. Carter Sullivan III

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Stokley P. Towles                  Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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Andrew J. F. Tucker

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Lawrence C. Tucker

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William B. Tyree

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Douglas C. Walker                  Brown Brothers Harriman & Co.
                                   1531 Walnut Street
                                   Philadelphia, PA  19102
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William J. Whelan, Jr.             Brown Brothers Harriman & Co.
                                   40 Water Street
                                   Boston, MA  02109
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Richard H. Wimter, Jr.

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